Exhibit 77(o)

Transactions effected pursuant to Rule 10f-3

Fund Name	Issuer	Date of Purchase	Broker /Dealer From Whom Purchased	Affiliated/Principal Underwriter of Syndicate
ING Emerging Countries Fund	AIA Group LTD	10/22/10	Morgan Stanley	ING Bank NV
ING Global Opportunities Fund	AIA Group LTD	10/22/10	Morgan Stanley	ING Bank NV
ING Global Bond Fund	Lukoil International	10/29/10	Greenwich Capital	ING Bank NV